WFS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2022 AND 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-53565

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WF S,LL C

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Boston Place, Flr 41, Suite 4100
(No. and Street)

Boston	Massachusetts	02108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul G. Martins	617-531-3132	pmartins@winvcounsel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum, LLP
(Name – if individual, state last, first, and middle name)

53 State Street	Boston	Massachsuetts	02109
(Address)	(City)	(State)	(Zip Code)

10/16/03	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WFS LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Margaret L. Leonard
Notary Public
Commonwealth of Massachusetts
My Commission Expires January 20, 2028

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WFS, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WFS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WFS, LLC (the "Company") as of December 31, 2022 and 2021, the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Marcum LLP ▪ 53 State St ▪ 17th Floor ▪ Boston, MA 02109 ▪ Phone 617.807.5000 ▪ www.marcumllp.com

Supplemental Information

The Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audits procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Marcum LLP

Boston, Massachusetts
February 27, 2023

Statements of Financial Condition

	2022	2021
Assets		
Cash	$ 75,652	$ 60,585
Receivables from private placements	-	15,747
Prepaid expenses	10,686	10,504
Total Assets	$ 86,338	$ 86,836
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 23,500	$ 13,880
Total Liabilities	23,500	13,880
Member's Equity	62,838	72,956
Total Liabilities and Member's Equity	$ 86,338	$ 86,836

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022		2021	
Revenue				
Performance fees	$	-	$	20,561
Placement fees		27,309		29,410
Interest income		18		10
Total Revenue	$	27,327	$	49,981
Expenses				
Wages and commissions	$	24,378	$	21,414
Administrative services		78,520		72,469
Audit and accounting fees		28,675		18,422
Regulatory fees and licenses		13,950		13,367
Other operating expenses		24,922		24,193
Total Expenses		170,445		149,865
Net Loss	$	(143,118)	$	(99,884)

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Member's Equity - December 31, 2020	$	67,840
Capital Contributions		105,000
Net Loss		(99,884)
Member's Equity - December 31, 2021	$	72,956
Capital Contributions		133,000
Net Loss		(143,118)
Member's Equity - December 31, 2022	$	62,838

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
Cash Flows from Operating Activities		
Net Loss	$ (143,118)	$ (99,884)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Receivables from private placements	15,747	(15,747)
Prepaid expenses	(182)	361
Increase (decrease) in:		
Accounts payable and accrued expenses	9,620	2,560
Due to member for administrative services	-	(1,366)
Total Adjustments	25,185	(14,192)
Cash Used in Operating Activities	(117,933)	(114,076)
Cash Flows from Financing Activities		
Capital contributions	133,000	105,000
Cash Provided by Financing Activities	133,000	105,000
Net Increase (Decrease) in Cash	15,067	(9,076)
Cash, Beginning of Year	60,585	69,661
Cash, End of Year	$ 75,652	$ 60,585

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC ("WIC").

The Company is engaged in business as a SEC registered broker-dealer. Currently, the Company's primary business line is facilitating approved private placements.

Prior to 2016, the Company engaged other broker-dealers on a fully disclosed basis for the execution and clearance of trades and the maintenance of customer accounts. When engaged in this business line, the Company did not carry securities accounts for customers and did not perform custodial functions relating to customer securities.

As of January 29, 2016 the Company determined to suspend certain business activities including, (a) broker or dealer retailing corporate equity securities over-the-counter (b) non-exchange member arranging for transactions in listed securities by exchange member; and (c) mutual fund broker. The Company may consider entering into a new clearing agreement in the future and at that time clear all transactions on a fully disclosed basis through its new clearing agreement. The Company is continuing its activities in the area of private placement of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses: Measurements of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2022 and 2021.

INCOME TAXES

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the tax return of its parent company, WIC. The members of WIC are individually liable for the taxes in their share if WIC's income.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based in their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income taxes, if identified, are classified as income taxes in the Statement of Operations. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2022 or 2021. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statutes of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company is no longer subject to federal or state tax examinations by taxing authorities of years before 2019.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 27, 2023. All material subsequent events requiring adjustments to or disclosure in the financial statements are reflected therein.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement ("the Agreement"). Pursuant to the Agreement, the Company pays WIC for the actual compensation paid to registered representatives. Expenses for registered representative compensation for the years ended December 31, 2022 and 2021 amounted to $24,378 and $21,414, respectively.

WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to

NOTE 3 – RELATED PARTY TRANSACTIONS *(CONTINUED)*

the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Administrative service expenses for the years ended December 31, 2022 and 2021 amounted to $78,520 and $72,469, respectively.

WIC also provides support to the Company through infusions of capital from time to time for purposes of meeting regulatory net capital requirements as prescribed by the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). During the years ended December 31, 2022 and 2021 the Company received a total of $133,000 and $105,000 of capital infusions, respectively.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC, the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon section 3(c)(7) of the 1940 Act. Under this agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell interests via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors. For the years ended December 31, 2022 and December 31, 2021, the Placement Fee Income from Wainwright Renaissance amounted to $22,838 and $24,119, respectively, which is included in Placement Fees in the Statement of Operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022 and 2021, the Company had net capital of $52,152 and $46,705, respectively, which were $47,152 and $41,705 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 and 2021 was 0.45 to 1 and 0.30 to 1, respectively.

NOTE 5 – CONCENTRATION OF CREDIT RISK

For the years ended December 31, 2022 and 2021, 100% of the Company's performance and placement fee revenue was derived from three investment partnerships, respectively. There were no accounts receivable from investment partnerships at December 31, 2022. 100% of total accounts receivable at December 31, 2021 was owed by two of these investment partnerships. The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation. The cash balances did not exceed the insured limit at any time in the years ended December 31, 2022 and 2021.

NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS

SIGNIFICANT JUDGEMENTS

Revenue from private placements investment vehicles includes placement and performance fees from private placement agreements. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

REVENUES

Performance fees and placement fees are recognized based on the terms of the underlying agreements and as such services are provided and collectability is reasonably assured. Receivables arising from performance and placement fees are generally collected within forty-five days.

Performance Fees: The Company earns performance fees that vary based on specified performance measures.

a. When a private placement investment vehicle ("Private Fund") exceeds a specified benchmark or contractual hurdle on an annual basis, the performance fee is earned once the account returns have exceeded these specified performance measures. The performance fee may be equal to 5% to 20% of the excess above the specified benchmark or contractual hurdle at the end of each year.

b. When a Private Fund liquidates it's invested assets and distributes those proceeds to investors, the performance fee can vary and is dependent on the

NOTE 6 - REVENUE FROM PRIVATE PLACEMENTS *(CONTINUED)*

liquidation event. The performance fee is earned upon the completion of the liquidation event. For the years ended December 31, 2022 and 2021 the Company received $0 and $4,814 in liquidation performance fees, respectively.

Performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time which is very susceptible to factors outside of the Company's influence. Revenues are recognized when it becomes probable that a significant reversal will not occur. Performance fees are recognized when the performance obligation is satisfied and the right to receive payment has been established.

Placement Fees: The Company earns placement fees for offering interests in Private Funds to qualified investors. Placement fees are earned when the qualifying investor is accepted and the investment amount is received by the Private Fund. Placement fees are calculated as a percentage of the invested amount based on the terms of the underlying agreements. Fees are earned as a one-time fee based upon the initial invested amount or earned quarterly as a percentage of the net asset value of the investment.

Disaggregated Revenues from Private Placements:

	2022	2021
Revenues from private placements		
Placement Agent fees		
Performance fees	$ -	$ 20,561
Placement fees	27,309	29,410
Total revenue from private placements	$ 27,309	$ 49,971

Private Placement Balances:

There were no receivables from private placements at December 31, 2022.There were receivables from private placements of $15,747 at December 31, 2021. In addition, there was no revenue recognized in 2022 and 2021 from performance obligations satisfied (or partially satisfied) in previous periods.

WFS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

AS OF DECEMBER 31, 2022 AND 2021

Schedule I:

	2022	2021
Net Capital		
Total member's equity	$ 62,838	$ 72,956
Deductions and/or charges:		
Non-allowable assets:		
Receivables from private placements	-	(15,747)
Prepaid expenses	(10,686)	(10,504)
Total non-allowable assets	$ (10,686)	$ (26,251)
Total Net Capital	$ 52,152	$ 46,705
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 23,500	$ 13,880
Total Aggregate Indebtedness	$ 23,500	$ 13,880
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,567	$ 925
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000	$ 5,000
Excess net capital	$ 47,152	$ 41,705
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 46,152	$ 40,705
Percentage of aggregate indebtedness to net capital	45%	30%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2022 and 2021.

See report of independent registered public accounting firm

WFS, LLC

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

Schedule II:

For the years ended December 31, 2022 and 2021, the Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

See report of independent registered public accounting firm

Schedule III:

For the years ended December 31, 2022 and 2021 information related to possession and control requirements is not applicable to WFS, LLC as the Company does not hold customer funds or securities and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of WFS, LLC

We have reviewed management's statements, included in the accompanying WFS, LLC Exemption Report, in which (1) WFS, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this WFS, LLC Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on the solicitation of interests of private placement via subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving performance based compensation on private placement investment vehicles that exceed specified benchmarks or contractual hurdles or on liquidating events. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WFS LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WFS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Boston, MA
February 27, 2023

WFS, LLC Exemption Report

WFS, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5 (d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240 15c3-3, and

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions on the solicitation of interests of private placement via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and receiving performance based compensation on private placement investment vehicles that exceed specified benchmarks or contractual hurdles or on liquidating events.

The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions on the solicitation of interests of private placement via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WFS, LLC

I Paul G. Martins, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Paul G. Martins, Chief Financial Officer

February 27, 2023